Contact

www.linkedin.com/in/shawn-marcell-3a542b4 (LinkedIn)
www.bifrost.bio (Company)

Top Skills

Cross-functional Team Leadership
Venture Capital
Management

Languages

French and English

Certifications

4th Dan Black Belt

Shawn Marcell

Life Sciences and Biotech Executive, Entrepreneur, Board Member
Cambridge, Massachusetts, United States

Summary

Shawn Marcell has more than 35 years of executive experience leading interdisciplinary teams in medical technology, healthcare and life sciences. His background includes venture creation, growth acceleration and raising more than $400M in capital for private and public companies. Shawn has founded and chaired several early stage venture-backed companies in the life sciences including ReadCoor (acquired by 10X Genomics), DropWorks (acquired by BioRad), RedPoint Bio (public in 2005), SensiGen (acquired by Sequenom), Lifecodes (division of Hologic acquired by Immucor), and Metamark Genetics (acquired by LabCorp). In addition to launching multiple startups, Shawn's leadership experience includes large corporations, academic institutions and venture capital funds.

Experience

Bifrost Biosystems
Executive Chairman, Co-Founder
October 2022 - Present (3 years 8 months)

Bifrost Biosystems, a recent spinout from Harvard Medical School and the Broad Institute at MIT, has developed and is commercializing a leading platform for high throughput multi-generational single cell imaging, retrieval and genotyping.

SemPresto, Inc
Executive Chairman, Co-founder
January 2024 - Present (2 years 5 months)
Weston, MA

Sempresto is pioneering exciting innovations in the delivery of resuce medications to meet critical needs like anaphylaxis with a cell-phone integrated auto-injector -- think Epi-Pen in a cell phone. This advance allows critical medication to always be available when needed.

AIxMed, Inc.
Member, Board of Directors; Advisor

March 2020 - Present (6 years 3 months)
Santa Clara, California, United States

AIxMed is an AI powered platform combining advanced machine learning and computer vision to discover deep insights in cytology samples.

Hansjorg Wyss Institute for Biologically Inspired Engineering, Harvard University
Visiting Scholar/Entrepreneur-in-Residence
October 2019 - Present (6 years 8 months)
Greater Boston Area

Monell Chemical Senses Center
Member of the Board of Directors; Chairman - International Advisory Council
January 2012 - Present (14 years 5 months)
Philadelphia PA

The Monell Center is the world's only independent, non-profit scientific institute dedicated to interdisciplinary basic research on the senses of taste and smell.

Kinnos
Chairman Of The Board
August 2019 - December 2022 (3 years 5 months)
Greater New York City Area

Initially developed by Columbia University students inspired to make a difference during the 2014 Ebola outbreak in West Africa, Highlight® was created to address the urgent need to improve disinfection application for both epidemic response and everyday use. Our goal is to empower people to disinfect surfaces with confidence and to provide society with peace of mind through disinfection you can see*.

DropWorks, Inc. (Acquired by Bio-Rad)
Member, Board of Directors
October 2018 - September 2021 (3 years)
Boulder, CO USA

Dropworks has created a fast, flexible, and easily automated platform for performing biological assays in self-contained flowing droplets. FluxPCR™, our first application, will become the de facto solution for DNA and RNA quantification, providing an easy, accurate, and cost-accessible platform for research and, in the future, diagnostic applications*.

ReadCoor, Inc. (Acquired by 10X Genomics)

Chairman & CEO, Founder

January 2016 - June 2019 (3 years 6 months)

Cambridge, MA

ReadCoor (http://readcoor.com) is leading the next generation of “omics” by delivering the first panomic spatial sequencing platform to the global audience of researchers, clinicians, pharma and diagnostics companies, and ultimately patients. It is accomplishing this with a fundamental new technology called FISSEQ -- Fluorescent In-situ Sequencing -- which simultaneously enables integration of high throughput next-gen sequencing, morphometric analysis, cellular location and three dimensional spatial imaging. This uniquely powerful tool is the first and only implementation of “In-situ Sequencing” and will revolutionize the next phase in understanding the transcriptome by facilitating vast new research opportunities and important clinical insight. ReadCoor will fulfill the mission with a comprehensive set of high quality services, systems and actionable information provided to research and healthcare communities worldwide.

Wyss Institute for Biologically Inspired Engineering

Entrepreneur in Residence

January 2016 - October 2016 (10 months)

Harvard University

Developing startups into independently financed operating companies.

Excel Venture Management, LLC

Executive in Residence

August 2015 - September 2016 (1 year 2 months)

Boston, MA

Interim position between startups. Excel Venture Management builds companies that apply transformative life science technologies to solve problems in healthcare and beyond. The Excel investment portfolio is balanced across healthcare IT and services, pharmaceuticals, diagnostics, medical devices, and life science platforms.

Metamark Genetics

President & CEO

April 2013 - September 2015 (2 years 6 months)

Cambridge MA

The Wharton School

Lecturer and Adjunct Faculty

September 1996 - May 2013 (16 years 9 months)

Philadelphia, PA

Lecturer in Entrepreneurship. Adjunct faculty from 2000-2001.

Hologic Gen-Probe (HOLX)

Ptesident & General Manager, Lifecodes (acquired by Immucor)
April 2011 - April 2013 (2 years 1 month)
Stamford CT

Successfully guided acquisition of company by Immucor (backed by TPG).

Sequenom

Vice President and Head of Commercial Operations, (acquired by LabCorp)
March 2009 - December 2010 (1 year 10 months)
San Diego, CA

Transitioned SensiGen acquisition and led commercialization of MaterniT21 test.

SensiGen Inc.

President & CEO, Co-founder (acquired by Sequenom)
2006 - February 2009 (3 years)

A development stage biotechnology company focused on gene-based molecular diagnostics. Acquired by Sequenom (SQNM) in 2009.

Education

The George Washington University

BA, Economics